04002663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Gaye & Sons Securities Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave.
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher E. Gaye 516 921-4650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Don Angelo, CPA
(Name – *if individual, state last, first, middle name*)

22 Jericho Turnpike	Mineola	NY	11501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 0 2 2004

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities LTD, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JONATHAN A. MOORE
NOTARY PUBLIC, [illegible] of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires July 31, ~~19~~ 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Cash Flows (Per FASB 95)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Report on Internal Control Required by SEC Rule 17A5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. E. Gaye & Sons Securities Ltd.
Statement of Financial Condition
For the Year Ended December 31, 2003

Assets

	2003
Current Assets:	
Cash and cash equivalents	$ 24,887.00
Deposit-clearing organization	29,996.00
Marketable securities	54,878.00
Accounts receivable	16,847.00
Prepaid expenses	240.00
Total Current Assets	126,848.00
Other Assets:	
Security deposit	1,067.00
Total Other Assets	1,067.00
Total Assets	$ 127,915.00

Liabilities and Stockholders Equity

Current Liabilities:	
Accounts payable and accrued expenses	$ 8,507.00
Taxes payable	2,081.00
Total Liabilities	10,588.00
Stockholder's Equity:	
Common Stock, no par value, 200 shares authorized; 20 shares issued and outstanding	105,688.00
Retained earnings	11,639.00
Total Stockholder's Equity	117,327.00
Total Liabilities and Stockholder's Equity	$ 127,915.00

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement of Income
For the Year Ended December 31, 2003

	2003
REVENUES:	
Commissions - clearing broker	$ 175,929.00
Commissions - mutual funds	114,939.00
Trading gains and losses	685.00
Interest	128.00
Other Income	1,454.00
Total Revenue	293,135.00
EXPENSES:	
Payroll and benefits	140,715.00
Commissions	51,256.00
Communications	18,278.00
Retirement plan	15,053.00
Office Expense	12,772.00
Rent	8,788.00
Regulatory fees	7,662.00
Professional Fees	5,651.00
Advertising & Promotion	5,251.00
Auto	4,013.00
Insurance	2,966.00
Travel & Entertainment	1,976.00
Other operating expenses	183.00
	274,564.00
NET INCOME BEFORE TAXES	18,571.00
PROVISION FOR INCOME TAXES	4,229.00
NET INCOME	$ 14,342.00

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement Of Changes in Stockholders Equity
For the Year Ended December 31, 2003

	2003
Retained Earnings, beginning of year	$ 107,985.00
Net Income	14,342.00
Dividends Paid	(5,000.00)
Retained Earnings, end of year	$ 117,327.00

See auditor's report and notes to financial statements

C. E. Gaye and Sons, Limited/Pumphrey Securities Limited
Statement of Cash Flows
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$14,342
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Deposit-Clearance Organization	(790)
Marketable Securities	5,095
Accounts Receivable	(171)
Prepaid taxes	1,908
Increase (decrease) operating liabilities:	
Payables - Clearance account	53
Accounts Payables and Accrued Expenses	(10,271)
Taxes Payable	2,081
Total Adjustments	(2,095)
Net cash provided by operating activities	12,247
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend on Common Stock	(5,000)
Net cash used in financing activities	(5,000)
Decrease in cash	7,247
Cash at beginning of the year	17,640
Cash at end of year	$24,887

See auditor's report and notes to financial statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. BUSINESS ORGANIZATION AND DESCRIPTION

C. E. Gaye & Sons Securities Ltd. is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The corporation has 200 shares authorized and 20 shares outstanding.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenues and Expenses:

Commission income and related expenses from securities transactions have been recorded on a trade date basis. Other revenues and expenses are recognized on the accrual basis

b. Office Furniture, Fixtures, Equipment & Leasehold Improvements

The cost of this property is treated as an expense within the limitation of Section 179 under the Internal Revenue Code. All fixed assets have been fully depreciated and have no book value.

c. Income Taxes

C. E. Gaye & Sons Securities, Ltd. elected to be taxed as a "C" corporation. The provision for income taxes for 2003 was Federal ($2,574). New York State ($1,655).

d. Statement of Cash Flows

The corporation defines cash in the statement of cash flows as: cash in bank(s).

C. E. Gaye & Sons Securities Ltd.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
For the Year Ended December 31, 2003
Schedule 1

	2003
Net Capital	
Total Stockholder's Equity	$ 117,327.00
Deductions	
Non-allowable Assets:	
Deposits	1,067.00
Pre-paid taxes	240.00
	1,307.00
Net Capital before haircuts on security positions (tentative net capital)	116,020.00
Haircuts on other securities	424.00
Net Capital	$ 115,596.00
Aggregate indebtedness	
Items included in statement of financial condition:	
Other accounts payable and accrued expenses	$ 10,588.00
Total Aggregate Indebtedness	10,588.00
Computation of Basic Net Capital Requirement	
Minimum net capital required	50,000.00
Excess net capital	65,596.00
Ratio: Aggregate indebtedness to net capital	1:10.9

See auditor's report and notes to financial statements

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To C. E. Gaye Sons & Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of C. E. Gaye Sons & Securities, Ltd. for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by C. E. Gaye Sons Securities, Ltd., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mineola, New York
February 19, 2004

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719

INDEPENDENT AUDITOR'S REPORT

C. E. Gaye and Sons Securities, Ltd.

We have audited the accompanying statement of financial condition of C. E. Gaye & Sons Securities, Ltd.as of December 31, 2003, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Gaye & Sons Securities, Ltd. as of December 31, 2003, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. Don Angelo

Mineola, New York
February 19, 2004